EnerSys
2366 Bernville Road
Reading, PA 19605
610.208.1839 Phone
610-208-1671 Fax
mike.schmidtlein@enersys.com

Michael J. Schmidtlein

Vice President & Controller

October 30, 2009	SEC Comments in yellow and boxed
Management responses in italics

Mary Beth Breslin, Senior Attorney

Division of Corporate Finance, Mail Stop 3030

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	EnerSys

Form 10-K for the year ended March 31, 2009

Filed June 1, 2009

File No. 001-32253

Dear Ms. Breslin:

On behalf of EnerSys, this letter responds to your letter, dated September 30, 2009, regarding the above referenced filing. Each of your comments is set forth below, followed by the related response.

Comment #1

Cover page- We note that your cover page indicates that your 3.375% Convertible Senior Notes due 2038 have been registered as a class of securities under section 12(g) of the Exchange Act. Please tell us how you concluded that this class of securities has been registered under section 12(g).

Response #1

We will amend future filings to indicate these securities have not been registered under section 12 (g).

Comment #2

Item 7. Management’s Discussion of Financial Condition and Results of Operations Liquidity and Capital Resources, page B-48

On page B-49 you disclose a non-GAAP measure of earnings before non-cash items. Please tell us how presentation of this measure is appropriate under Item 10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures. In that regard, we note that the measure excludes recurring charges, such as stock compensation, restructuring charges, amortization and depreciation.

EnerSys SEC Response Letter

October 30, 2009

Response #2

In our MD&A on page B-49 of the 10-K, the Company wrote, “Earnings before non-cash items in fiscal 2009, which excluded primarily depreciation and amortization, a non-cash restructuring charge, the write-off of deferred financing fees, stock compensation and an increase in our reserve for doubtful accounts, and the gain on sale of certain of our facilities, totaled $142.5 million.”

The Company understands the Staff’s comments concerning references to non–GAAP financial information. Management was not attempting to use a non–GAAP financial measure. While explaining the Company’s liquidity position, the Company attempted to describe the changes in the Company’s GAAP cash flow, by separating the cash flow into various sections.

The Company used the words “Earnings before non-cash items” to identify the portion of net cash provided from operations, represented primarily by “Net earnings” and “Adjustments to reconcile net earnings to net cash provided by operating activities.”

The Company now realizes that the caption “Earnings before non-cash items,” was confusing and Management will follow the wording in the Cash Flow statement. In the future, the Company will use wording such as:

“Net cash provided by operating activities in fiscal 2009 was $219.4 million. This amount included $84.6 million of net earnings, $68.1 million of adjustments to reconcile net earnings to net cash provided by operating activities and $66.7 million of changes in assets and liabilities, net of effects of acquisitions. This compares to $4.0 million of Net cash provided by operating activities in fiscal 2008, which consisted of $59.7 million of net earnings, $65.5 million of adjustments to reconcile net earnings to net cash provided by operating activities and ($121.2) million of changes in assets and liabilities, net of effects of acquisitions.”

Comment #4	(we believe our response to comment 4 should be read prior to our response to comment #3)

We see that you present a measure of operating earnings for three geographic areas reconciled to total consolidated operating earnings as presented in your statement of operations. With respect to the cited presentation, please respond to the following:

a)

As you have presented measures of segment profit or loss based on products, please tell us how the presentation of profit or loss based on geographic area is appropriate under FASB Section 280 (legacy SFAS 131). Please specifically address the guidance from FASB ASC 280-10-50-9.

EnerSys SEC Response Letter

October 30, 2009

Response #4

The Company understands the Staff’s comments concerning the disclosure of operating earnings information for both product lines and geographical regions. In considering the guidance from ASC 280 (particularly those portions we highlighted and underlined below), the Company first considered the guidance of ASC 280-10-05-3:

05-3 A public entity could provide complete sets of financial statements that are disaggregated in several different ways, for example, by products and services, by geography, by legal entity, or by type of customer. However, it is not feasible to provide all of that information in every set of financial statements. The guidance in this Subtopic requires that general-purpose financial statements include selected information reported on a single basis of segmentation. The method for determining what information to report is referred to as the management approach. The management approach is based on the way that management organizes the segments within the public entity for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the public entity’s internal organization, and financial statement preparers should be able to provide the required information in a cost-effective and timely manner.

ASC 280-10-50-8 and 280 10-50-9 also provide guidance on the need for a single basis of segmentation.

50-8 The chief operating decision maker also may be the segment manager for certain operating segments. A single manager may be the segment manager for more than one operating segment. If the characteristics in paragraphs 280-10-50-1 and 280-10-50-3 apply to more than one set of components of a public entity but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.

50-9 The characteristics in paragraphs 280-10-50-1 and 280-10-50-3 may apply to two or more overlapping sets of components for which managers are held responsible. That structure is sometimes referred to as a matrix form of organization. For example, in some public entities, certain managers are responsible for different product and service lines worldwide, while other managers are responsible for specific geographic areas. The chief operating decision maker regularly reviews the operating results of both sets of components, and financial information is available for both. In that situation, the components based on products and services would constitute the operating segments.

Based on our recently performed assessment of our organization against the guidance above we have concluded that geographical regions should be our only reported segments. The company has evolved over time such that our current management structure has a separate executive officer (segment manager) responsible for each of our three geographical regions. Those three segment managers are responsible for both motive power and reserve power products sold in their region. Motive Power and Reserve Power have no managers with world-wide responsibility as referenced above in ASC 280-10-50-9 above or as suggested in 280-10-50-7 below.

EnerSys SEC Response Letter

October 30, 2009

50-7 Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title.

We do not review operating activities and financial results nor do we forecast future results for Motive or Reserve Power Products on a world-wide basis, these tasks are done by geographic regions.

Furthermore, as we assessed the three criteria stated in ASC 280-10-50-1 below, we do not believe that Motive Power or Reserve Power products continue to satisfy requirement #2 below as performance and allocation of resources in our organization are now made on a geographical region basis, not on a product line basis.

50-1 An operating segment is a component of a public entity that has all of the following characteristics:

1.	a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

2.	b. Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

3.	c. Its discrete financial information is available.

Based on the above, we believe the three geographic regions meet the criteria for segments and therefore inclusion of operating earnings for the three geographic regions in Note 24 on page B-109 is appropriate.

b)	Tell us why the measures of geographic area profit or loss are not non-GAAP measures as defined in Item 10(e) of Regulation S-K.

We believe the geographic region is the appropriate segment under ASC Section 280, as discussed above. Discrete financial information for each geographical region is reviewed regularly by the Chief Operating Decision Maker (CODM). This financial information includes the highlighted items included on our Consolidated Statements of Income on B-64 and included in our note 24 on B-110 as well as on B-37 of our MD&A. As you noted in your second bullet of your comment #3 that on B-24, we state; “We evaluate business segment performance based primarily upon operating earnings, exclusive of highlighted items”. Our CODM sees all of these items but measures performance of the regions after removing these items. As a result we believe it is appropriate under ASC 280-10-50-22 (shown below) to include this information as a GAAP measure.

EnerSys SEC Response Letter

October 30, 2009

50-22 A public entity shall report a measure of profit or loss and total assets for each reportable segment. A public entity also shall disclose all of the following about each reportable segment if the specified amounts are included in the measure of segment profit or loss reviewed by the chief operating decision maker or are otherwise regularly provided to the chief operating decision maker, even if not included in that measure of segment profit or loss (see Example 3, Case B [paragraph 280-10-55-48]):

1.	a. Revenues from external customers

2.	b. Revenues from transactions with other operating segments of the same public entity

3.	c. Interest revenue

4.	d. Interest expense

5.	e. Depreciation, depletion, and amortization expense

6.	f. Unusual items as described in paragraph 225-20-45-16

7.	g. Equity in the net income of investees accounted for by the equity method

8.	h. Income tax expense or benefit

9.	i. Extraordinary items

10.	j. Significant noncash items other than depreciation, depletion, and amortization expense.

c)

We also see that on page B-37 of MD&A you repeat the geographic operating earnings disclosure. Tell us how the referenced disclosure in MD&A is appropriate under Item 10(e) of Regulation S-K and Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures.

Please see our response to b) above.

d)

Tell us how your disclosure about geographic areas satisfies the information requirement of FASB ASC 280-10-50-41a. The cited guidance calls for disclosure of revenues from external customers attributed to your country of domicile and attributed to all foreign countries in total from which you derive revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues should be disclosed separately and you should disclose the basis for attributing revenues from external customers to individual countries.

EnerSys SEC Response Letter

October 30, 2009

The Company understands the Staff’s comments concerning the disclosure of revenues by geographical regions. We will expand our future disclosure to include external revenues of our country of domicile and the other top four countries which collectively provided approximately 70% coverage of our consolidated revenue in fiscal 2009.

e)	Tell us how your geographic disclosure considers the guidance from Question 20 of the FASB publication Segment Information: Guidance on Applying Statement 131.

We believe the geographic region is the appropriate segment under ASC Section 280, as discussed above. Discrete financial information for each geographical region is reviewed regularly by the Chief Operating Decision Maker (CODM). This financial information includes the highlighted items included on our Consolidated Statements of Income on B-64 and included in our note 24 on B-110 as well as on B-37 of our MD&A. As you noted on B-24, we state; “We evaluate business segment performance based primarily upon operating earnings, exclusive of highlighted items”. Our CODM sees all of these items but measures performance of the regions after removing these items. As a result we believe it is appropriate under ASC 280-10-50-22 to include this information as a GAAP measure.

Comment #3

Item 8. Financial Statements. Note 24. Operations by Industry Segment and Geographic Area, page B-109

We see that you report two industry segments, Reserve Power and Motive Power, and that you disclose a measure of operating earnings for each of the two segments that adds, without reconciling items, to total consolidated operating earnings as presented in your statement of operations. We also note that on page B-40 of MD&A you report measure of operating earnings that differs from the measure disclosed in Note 24. Please respond to the following:

a)

Please tell us why you present two different measures of segment operating earnings in your filing and explain to us which measure is the measure of segment profit or loss required to be presented under FASB ASC 280-10-50-22 (SFAS 131, paragraph 27).

Response #3

In future filings we will remove operating earnings disclosures for Motive Power and Reserve Power product lines as presented on the top of page B-40. Geographical regions will be the single basis of segmentation we will use, as discussed in our response to your comment #4.

b)

On page B-24 of MD&A you disclose that you evaluate segment performance primarily based on operating earnings, exclusive of highlighted items. Please tell us how the cited disclosure is consistent with the operating segment disclosure presented in this footnote.

EnerSys SEC Response Letter

October 30, 2009

The Company understands the Staff’s comments concerning references to two different measures to evaluate segment performance. In the future we will remove the table referencing Motive Power and Reserve Power operating earnings at the top of page B-40 and retain the disclosures only for Geographic regions operating earnings shown at the top of page B-37. We believe the geographic region is the appropriate segment under ASC Section 280, as discussed above. Discrete financial information for each geographical region is reviewed regularly by the Chief Operating Decision Maker (CODM). This financial information includes the highlighted items included on our Consolidated Statements of Income on B-64 and included in our note 24 on B-110 as well as on B-37 of our MD&A. As you noted on B-24, we state; “We evaluate business segment performance based primarily upon operating earnings, exclusive of highlighted items”. Our CODM sees all of these items but measures performance of the regions after removing these items. As a result we believe it is appropriate under ASC 280-10-50-22 to include this information as a GAAP measure.

c)

Tell us how the measure of segment operating profit or loss presented in MD&A considers the guidance from Questions 20 and 21 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures.

We will remove the tables referencing operating earnings of Motive Power and Reserve Power shown at the top of page B-40 in future filings and retain the disclosures only for Geographic regions operating earnings shown at the top of page B-37. We believe the geographic region is the appropriate segment under ASC Section 280, as discussed above. Discrete financial information for each geographical region is reviewed regularly by the Chief Operating Decision Maker (CODM). This financial information includes the highlighted items included on our Consolidated Statements of Income on B-64 and included in our note 24 on B-110 as well as on B-37 of our MD&A. As you noted on B-24, we state; “We evaluate business segment performance based primarily upon operating earnings, exclusive of highlighted items”. Our CODM sees all of these items but measures performance of the regions after removing these items. As a result we believe it is appropriate under ASC 280-10-50-22 to include this information as a GAAP measure.

Comment #5 Signatures, page B-121. In future filings, please use the exact language set forth in Form 10-K in your introductory paragraph.

Response #5

Management has reviewed and understands your comment about the failure to use the exact language set forth in Form 10-K in our introductory paragraph on the Signature Page. In future filings, the Company will use the proper wording, as follows:

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerSys SEC Response Letter

October 30, 2009

If you have any questions or comments, please don’t hesitate to call me at your convenience at 610-208-1839.

Sincerely,

Michael J. Schmidtlein
Vice President & Corporate Controller
Principal Accounting Officer